909 Hidden Ridge, Suite 600

Irving, Texas 75038

214-492-6600 – Phone

214-492-6500 – Fax

February 28, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that La Quinta Holdings Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on February 28, 2017.

Respectfully submitted,

La Quinta Holdings Inc.

By:   /s/ Mark M. Chloupek

Name:   Mark M. Chloupek

Title: Executive Vice President,

Secretary and General Counsel